

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2021

Alexander Kinzler
Chief Executive Officer and President
BARNWELL INDUSTRIES INC
1100 Alakea Street, Suite 2900
Honolulu, Hawaii 96813

> **Re: BARNWELL INDUSTRIES INC**
> **Registration Statement on Form S-3**
> **Filed March 16, 2021**
> **File No. 333-254365**

Dear Mr. Kinzler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy Collins at 202-551-3176 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Christopher Doyle